Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Carver Bancorp, Inc.:

We consent to the incorporation by reference in Registration Statement No. 333-152698 on Form S-8 and Registration Statement No. 333-177054 on Form S-1 of Carver Bancorp, Inc. of our report dated August 12, 2016 relating to the consolidated statements of financial condition of Carver Bancorp, Inc. and subsidiaries as of March 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended March 31, 2016, which report appears in the March 31, 2016 annual report on Form 10-K of Carver Bancorp, Inc.

Our report dated August 12, 2016 contains an explanatory paragraph that states that the Company restated its consolidated financial statements for the fiscal year ended March 31, 2015 and each of the quarters of 2015 and 2016.
Our report dated August 12, 2016 also contains an explanatory paragraph that states that the Company has deferred interest payments on its junior subordinated debentures through March 31, 2016. Under the terms of the debentures, the Company may defer payments for up to twenty consecutive quarters without creating an event of default. Payment for the twentieth quarterly interest deferral period is due in September 2016 and is subject to approval by the Company’s banking regulator. The ability of the Company to meet its debt service obligations raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

New York, New York
August 12, 2016